C & C TOURS, INC.
2157 Lincoln Street
Salt Lake City, UT 84106

December 26, 2012

Via EDGAR
Duc Dang, Senior Counsel
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

This letter is in response to your comment letter dated December 5, 2012 regarding the above identified registration statement on Form 10 of C & C Tours, Inc. (the “Company”).  The Company is filing this response letter and Amendment No. 1 to the Form 10 via EDGAR.

We have restated your comments below and each comment is followed by the Company’s response.

General

1.
Please note that the Form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities and Exchange Act of 1934.  At that time, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.  If the review process has not been completed before that date you should consider withdrawing the registration statement to prevent it from becoming effective and file it again at such time as your are able to respond to any remaining issues or comments.

Response:  The Company acknowledges that it will be subject to the reporting requirements beginning on January 7, 2013 and that this review will continue until all comments are addressed.  We intend to satisfy your comments before January 7, 2013 and avoid withdrawal of this registration statement.

2.
Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please disclose in the beginning of your registration statement that you are an emerging growth company and revise your registration statement to:

•	Describe how and when a company may lose emerging growth company status:
•
Briefly describe the various exemptions that are available to you, such as exemptions from Section 404(b) of the Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934; and

•	State your election under Section 107(b) of the JOBS Act:

o
If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

o
If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.  Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates.  Include a similar statement in your critical accounting policy disclosures.

In addition, consider describing the extent to which any of these exemptions are available to you as a Smaller Reporting Company.

Response:  We have expanded our disclosure in this amendment to include the requested JOBS Act information. Please see “Emerging Growth Company” on page 3, the third risk factor on page 11 and “Critical Accounting Policies” on page 14.

3.
We note your disclosure that your executive officer and directors do not own any shares of common stock and that they have not received compensation.  Please revise your disclosure to clarify how management will be compensated for their role with the registrant.  If you have any compensation related agreements with management please file them as exhibits.

Response:  Our executive officers and directors decided to become involved with the Company with the expectation that if they could find a business opportunity for the Company then they may be compensated at the discretion of the board of directors.  As disclosed in the Executive Compensation section on page 16, there are no compensation agreements, nor any arrangements for compensation at this time.

4.           Please include updated financial statements in your next amendment.

Response:  We have updated our financial information through September 30, 2012.

Item 1.  Business, page 4

Our Business, page 4

5.
On page 5 you indicate that management is affiliated with other blank check companies.  Please revise the appropriate section to identify such blank check companies, describe the affiliations, and clarify the stage and status of those companies.  Please also revise to add a related risk factor.

Response:  The blank check companies were identified in Mr. Peters’ biography on page 15.  We have added a conflict of interest risk factor on the bottom of page 9 which describes his positions with those companies and clarifies the stage and status of the other blank check companies.

Item 1A.  Risk Factors, page 9

6.	Please revise this section to include a risk factor discussing the going concern opinion issued by your auditors.

Response:  We have included a going concern risk factor at the beginning of Item 1A on page 8.

“We have extremely limited assets and no source of revenue,”  page 9

7.	Please revise to clarify that you have had no revenues since inception, consistent with your disclosure on page 21.

Response:  We have revised this risk factor to clarify that we have not had revenues since inception, see page 9.

Item 2.  Financial Information, page 12

8.
We note you indicate on page 13 that third party consultants have provided professional services, paid for services on your behalf and/or provided advances to cover your operating costs.  Please revise to identify the third parties, describe the professional services, and quantify the advances and amounts paid on your behalf.

Response:  We have identified the third party, noted the types of services provided and the amounts paid and value of the services provided in the first paragraph of the MD&A on page 13.

9.
We note you indicate that you believe you will be able to meet costs during the next 12 months through funds provided by management, significant stockholders and/or third parties.  Please revise to provide more details concerning any arrangements to receive funding from the noted parties.

Response:  We have noted in our disclosure that we do not have any arrangements guaranteeing funds and if these funding sources fail to support our operations, we may need to discontinue operations. See the second paragraph of the MD&A starting on page 13.

10.	Please tell us whether the loans disclosed in Note 5 of your financial statements are documented. If so, please file such documents or advise.

Response:  The loans payable disclosed in Note 5 are undocumented.

Item 5.  Directors and executive Officers, page 14

11.
We note you indicate on page 15 that Mr. Peters has had “extensive experience with small public and non-public company operations.”  Please expand your disclosure to describe this experience.  In addition, we note your disclosure that Mr. Peters “has served in management positions for private companies and public reporting companies.”  Please revise your disclosure to provide Mr. Peter’s principal occupations and the name and principal business of each organization to which you are referring.

Response: We have expanded the description of Mr. Peters’ experience as a director and executive officer of two blank check companies.  We have previously provided Mr. Peters’ principal occupations as an officer manager and President of a property management company.  See his biography on page 15.

12.
Please revise your disclosure to discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Mr. Taylor should serve as a director for the registrant in light of your business and structure.  Please refer to Item 401(e) of Regulation S-K.

Response:  We have expanded the disclosures for Mr. Taylor to discuss his experience and qualifications that led the board of directors to conclude Mr. Taylor would be a positive addition to the board.  See his biography on page 15.

13.	Please revise your disclosure in this section to reconcile with the signature page that indicates that Brett Taylor is also a director. Please refer to Items 401(a) and (b) of Regulation S-K.

Response:  We have revised the disclosures in this section to clarify that Mr. Taylor also serves as a director.

Item 7.  Certain Relationships and Related Transactions, and Director Independence, page 16

14.	Please revise this section to provide the information required by Item 404(c) of Regulation S-K.

Response:  The Company has added the required disclosure related to promoters in Item & on page 16.

15.
We note you indicate on page 16 that you have only one director who is not independent.  While not listed as a director on page 14, we note that Brett Taylor has signed this document as a director.  Please refer to Item 407(a) of Regulation S-K and revise to clarify that you have two directors and the neither is independent, if true.

Response:  The disclosures in this section have been revised to clarify that we have two directors.

Item 11.  Description of Registrant’s Securities to be Registered, page 17

16.	Please note that management is not qualified to conclude that the shares are “fully paid and non-assessable’ as such determination constitutes a legal conclusion. Please revise accordingly.

Response:   The appropriate revision has been made to this section.  See Item 11 on page 17.

17.
Of your 2,937,000 shares outstanding, you have indicated on page 16 only 1,002,500 could be sold pursuant to Rule 144 of the Securities Act of 1933.  Please tell us why the remaining shares would not be eligible for similar treatment.

Response:  We have revised this section to clarify that our 2,937,000 outstanding shares may be sold pursuant to Rule 144 of the Securities Act of 1933.  See “Market Information” on page 17.

* * * *

In connection with our response to your comments the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments, please contact the Company’s counsel, Cindy Shy, at (801) 323-2392 or fax (801) 364-5645.

Sincerely,

Brett D. Taylor
President